Exhibit 3

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ("CHP") based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

For 2016, increase in net sales year-on-year due to increase in volume and price. Domestic gray cement volumes during the fourth quarter of 2016 reflect lower public infrastructure activity versus previous quarters, impact of “La Niña-like” adverse weather conditions, and intensified market competition. Pro Forma Net Sales, Cement Volumes and Prices Net Sales1 1 Millions of Philippine Pesos 2016 full year pro forma net sales breakdown: 94% cement, 4% insurance revenue, 2% others NOTE: Refer to slides 22 and 23 for information on pro forma adjustments

Impact of Weather on our Operations Strong impact in Visayas and Mindanao markets, where we distribute our products mainly by sea. During the fourth quarter of 2016, we experienced downtime of 12 additional days lost versus fourth quarter of 2015 due to inability to operate at ports. For 2016, this same downtime was at 28 additional days lost compared to 2015. Sea-bound dispatch volumes from APO Plant averages around 6 thousand tons per day. Weather analysts predict that “La Niña-like” conditions will persist throughout 1Q17. 1 Source: Philippine Atmospheric Geophysical and Astronomical Services Administration (PAGASA) Monthly Rainfall Forecast updated as of January 18, 2017 February 2017 Forecast % of Normal Rainfall1

Pro Forma Cost of Sales For 2016, improvement in cost of sales mainly driven by lower energy costs, more than offsetting higher proportion of cement volumes imported. We imported 240 thousand tons of cement out of 5.1 million total volume sold. Fuel, as a percentage of cost of sales, decreased to 16% from 22% in 2015. Power, as a percentage of cost of sales, decreased to 22% from 26% in 2015. Our plants continue to run at above 90% efficiency. For 2017, we anticipate increasing cement production capability by 300 thousand tons via improvements and modifications in our kilns as well as clinker factor gains. NOTE: Refer to slides 22 and 23 for information on pro forma adjustments Cost of Sales (% of net sales) -2.3pp

Pro Forma Operating Expenses For both the fourth quarter and full year of 2016, higher operating expenses, as a percentage to net sales, were mainly due to increases in SG&A items, driven by organic cost increases. Distribution expenses, as a percentage to net sales, have remained flat year-on-year, for both the full year and fourth quarter of 2016. NOTE: Refer to slides 22 and 23 for information on pro forma adjustments +0.4pp Operating Expenses (% of net sales)

Improvement in pro forma operating EBITDA resulted from lower cost of sales, despite decline in revenues. Pro forma operating EBITDA margin improved by 2.2pp in 2016. Pro Forma Operating EBITDA and Operating EBITDA Margin Operating EBITDA1 +3.5pp Operating EBITDA Margin (% of net sales) 1 Millions of Philippine Pesos NOTE: Refer to slides 22 and 23 for information on pro forma adjustments

Infrastructure Sector Infrastructure spending continued to decelerate during the second half of 2016, attributed to transition in government. We observed more projects being completed, rather than new projects being started. Airport Public-Private Partnership (PPP) project bundle, initially scheduled to be awarded in the fourth quarter of 2016, was put up for re-bid and awarding delayed. We remain confident in the multiplier effect of government investment in infrastructure and government’s ability to support it from the current fiscal program. Anticipate renewed public construction activity in the second half of 2017 Drive greater confidence that should enable robust private spending 2016 Year-on-year Public Construction Spending Growth1 1 Source: Philippine Statistics Authority (PSA) report on Gross Value Added in Public Construction (Constant 2000 prices)

Personal remittances during the first eleven months of 2016 grew to US$27 billion or 5.1% higher compared with the same period last year. Philippine Statistics Authority (PSA) reports that the floor area of approved residential building permits increased by 8% in the third quarter of 2016 against same period last year. In 2017, social housing program and tax reforms anticipated to trigger more investment. Residential Sector

PSA reports that the floor area of approved non-residential building permits declined by 5% in the third quarter of 2016 on a year-on-year basis. Uncertainty surrounding Business Process Outsourcing (BPO) industry. Based on labor and cost arbitrage, the Philippines remains an attractive location for BPO’s. Inbound tourists in 2016 totaled 6.0 million arrivals, an increase of 11% versus the same period last year. Industrial-and-Commercial Sector

Delays in obtaining regulatory approvals from the Department of Environment and Natural Resources. New line estimated to start operations fourth quarter of 2019. Activities are continuing insofar as equipment deliveries and detailed engineering are concerned. Estimate of the total cost of the project still remains (US$ 225 million). Until the project is completed, fully capable to serve market through logistics network and production improvements. Solid Plant Capacity Expansion

For 2016, on a pro forma basis, 58% percent conversion from operating EBITDA to free cash flow after maintenance CAPEX. During the fourth quarter, we made investments in our plants to anticipate higher volumes in 2017. Maintenance CAPEX reflects efforts to upgrade facilities in Solid Plant. Built up clinker inventories, to be consumed during scheduled maintenance works in the first half of 2017. Pro Forma Free Cash Flow NOTE: Refer to slides 22 and 23 for information on pro forma adjustments

Information on Senior Unsecured Peso Term Loan Facility with BDO Unibank, Inc. On February 1, 2017, signed Senior Unsecured Peso Term Loan Facility Agreement with BDO Unibank, Inc. (BDO) to refinance majority of CHP's long-term debt with New Sunward Holding B.V. 1 Before taxes and fees Debt Maturity Profile (%) Terms & Conditions: Amount: Up to PHP equivalent of US$ 280 million Loan Structure: 60% Variable rate tranche 40% Fixed rate tranche Tenor: 7 years (6 years average life) Interest Rate1: 5.6205% for Fixed rate tranche Pre-payment Conditions: Variable tranche can be pre-paid with no penalties Fixed tranche can be pre-paid with the following fees: 2.00% until 30th month 1.25% from 30th up to 48th month 0.50% from 48th up to 72nd month Financial Covenants: Leverage Ratio should be less than or equal to 4x Coverage Ratio should be less than or equal to 4x

2017 Guidance Cement volumes 7% Capital expenditures PHP 868 million PHP 889 million PHP 277 million PHP 2,034 million Maintenance CAPEX Solid Plant Expansion CAPEX Other Strategic CAPEX Total CAPEX

Initiatives for 2017 Ramp up domestic production capability to lessen imported cement requirements. Take price positions on many of our energy needs. Substantially reduce foreign exchange exposure, and lower interest expense through refinancing long-term debt with New Sunward Holding B.V. Continue to seek ways to optimize logistics operations and overhead structure.

Income Statement Information (Thousands of Philippine Pesos in nominal terms, except per share amounts) 1 Refer to slides 22 and 23 for information on pro forma adjustments

Income Statement Information (Thousands of U.S. Dollars, except per share amounts) 1 Refer to slides 22 and 23 for information on pro forma adjustments

2016 Debt Information 1 Millions of U.S. Dollars Debt1 2016 Net Debt to EBITDA: 2.3x

Definitions PHP Philippine Pesos Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Net Debt Total debt minus cash and cash equivalents. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in the Free cash flow statements Only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Presentation of Pro Forma Financial Information (For the purpose of the below clarification, the term “Company” refers to CEMEX Holdings Philippines, Inc., “CHP”” refers to the Company and its subsidiaries, and “CEMEX” refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.) CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18, 2016 (the “IPO”). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. As a result, CHP has no historical consolidated financial information for the twelve-month period ended December 31, 2015 or for the three-month period ended December 31, 2015. Furthermore, several strategies discussed in the CHP primary offer prospectus (“the Prospectus”) were implemented upon conclusion of the initial equity offering: a) the new royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the new reinsurance scheme was incorporated prospectively effective August 1, 2016. Correspondingly, the historical consolidated financial information of CHP for the fourth quarter of 2016 is not directly comparable with the first, second and third quarters of the same year, which was prepared fully or partially under the previous royalty and insurance agreements, as applicable. For convenience of the reader, and in order to present comprehensive comparative operating information for the twelve-month periods ended December 31, 2016 and 2015, and for the three‐month periods ended December 31, 2016 and 2015, CHP prepared pro forma selected consolidated income statement information for the twelve-month period ended December 31, 2016 and for the three‐month period ended December 31, 2016, as well as pro forma selected combined income statement information for the twelve-month period ended December 31, 2015, and for the three‐month period ended December 31, 2015, intended in all cases and to the extent possible, to present the operating performance of CHP on a like‐to‐like basis under a “normalized” expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been both effective from the beginning of each year. CHP Pro forma consolidated income statement for the twelve-month period ended December 31, 2016, was adjusted beginning on August 1, 2016 to reflect the effects of the reinsurance agreements as if the agreements would have been effective beginning January 1, 2016. (Continued in slide 23)

Presentation of Pro Forma Financial Information (Continued from slide 22) CHP Pro forma consolidated income statement for the twelve-month and the three-month periods ended December 31, 2015 appearing in this report represent combined historical selected income statement information of CHP subsidiaries, adjusted to reflect the 5% corporate service charges and royalties, and reinsurance agreements (on a like‐to‐like basis) for both the year-to-date and the three‐month periods ended December 31, 2015. In addition: (1) The Pro Forma income statement for the three-month period ended December 31, 2015 appearing in this report was prepared under the same assumptions used for the Pro Forma combined income statement information for the year ended December 31, 2015 which was included in the Prospectus, with respect to the adjustments associated with the 5% corporate service charges and royalties, and the reinsurance agreements, as if the applicable contracts were in place from January 1, 2015. (2) the effects from the new reinsurance agreements appearing in this report’s Pro Forma consolidated income statement information for the twelve-month and the three-month periods ended December 31, 2016 and 2015 reflect the actual accounting initiated on August 1, 2016 resulting in an increase in revenue, whereas the effects from the reinsurance agreements included in the Prospectus’ Pro Forma consolidated income statement information for the year ended December 31, 2015, for simplicity of the Pro Forma information, were presented reducing operating costs. Nonetheless, this difference in presentation would have had no effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the year ended December 31, 2015. (3) the Pro Forma selected combined income statement information for the twelve-month and the three-month periods ended December 31, 2015 were adjusted to reflect depreciation arising from asset revaluation. (4) the Pro Forma selected consolidated income statement information for the twelve-month and the three-month periods ended December 31, 2016 appearing in this report was prepared by (a) removing IPO-related operating expenses, (b) removing interest payments on short-term debt, and (c) annualizing long-term debt.

Contact Information Stock Information PSE: CHP Investor Relations In the Philippines +632 849 3600 chp.ir@cemex.com